FORM 12b-25

                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                                  (Check One):

      [ ] Form 10-K and Form 10-KSB [ ]Form 20-F [ ] Form 11-K [X] Form 10-Q
      [ ] Form N-SAR
      For Period Ended: SEPTEMBER 30, 1996


      [ ] Transition Report on Form 10-K   [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form 20-F   [ ] Transition Report on Form N-SAR
      [ ] Transition Report on Form 11-K
      For the Transition Period Ended: ............................

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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

 ...............................................................................
 ...............................................................................

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                        PART I - REGISTRANT INFORMATION

Full name of registrant:               FAMILY GOLF CENTERS, INC.

Address of principal                    225 BROADHOLLOW ROAD
  executive office:                     MELVILLE, NEW YORK 11747





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                       PART II - RULES 12B-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

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                              PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

      THE REGISTRANT ACQUIRED SEVERAL COMPANIES AND BUSINESSES DURING THE QUARTER ENDED SEPTEMBER 30, 1996 AND IS IN THE PROCESS OF INTEGRATING THE FINANCIALS OF SUCH ACQUIRED COMPANIES AND BUSINESSES INTO THE REGISTRANT'S FINANCIAL STATEMENTS. ACCORDINGLY, THE REGISTRANT IS UNABLE TO FILE ITS QUARTERLY REPORT ON FORM 10-QSB FOR THE QUARTER ENDED SEPTEMBER 30, 1996 BY NOVEMBER 14, 1996 WITHOUT UNREASONABLE EFFORT AND EXPENSE. THE REGISTRANT EXPECTS TO FILE FORM 10-QSB ON OR BEFORE NOVEMBER 19, 1996.

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                          PART IV - OTHER INFORMATION


      (1) Name and telephone number of person to contact in regard to this notification


KRISHNAN P. THAMPI                                   (516) 694-1666
 ...............................................................................
       (Name)                                       (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X] Yes   [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes   [ ] No

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      If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         PLEASE SEE THE ATTACHED PRESS RELEASE ISSUED BY THE REGISTRANT ON NOVEMBER 8, 1996.

                ................................................


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                                   SIGNATURE


      Family Golf Centers, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 14, 1996                    By: /s/ Krishnan P. Thampi
                                                ----------------------
                                            Name:   Krishnan P. Thampi
                                            Title:  Chief Financial Officer,
                                                    Chief Operating Officer,
                                                    Executive Vice President,
                                                    Secretary, Treasurer and
                                                       Director


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                    [Porter, LeVay & Rose, Inc. Letterhead]


FOR:     FAMILY GOLF CENTERS, INC.
FROM:    L.B. STAUFFER
COMPANY  KRISHNAN THAMPI
CONTACT: (516) 694-1666


                                                          FOR IMMEDIATE RELEASE

            FAMILY GOLF REPORTS RECORD 3RD QUARTER/9 MONTHS RESULTS

        MELVILLE, NY, NOV. 11 - Family Golf Centers, Inc. (NASDAQ, NM: FGCI), which owns, operates and manages golf-related facilities, today reported record net income and revenues for the third quarter and nine months ended Sept. 30, 1996.

        Third quarter net income rose 341 percent, to $3,115,000 or 27 cents per share, on 11,727,000 shares outstanding, from $706,000, or 14 cents per share on 5,159,000 shares outstanding for the same period last year. Revenues for the quarter increased 140 percent to $10,654,000 from $4,434,000 for the third quarter of fiscal 1995.

        Nine-month net income climbed 231 percent, to $4,758,000 or 48 cents per share on 9,830,000 shares outstanding from $1,437,000, or 28 cents per share on 5,060,000 shares outstanding for the initial nine months last year. Sales were up 111 percent to $20,868,000 from $9,871,000 for the comparable nine months of the prior year.

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        Dominic Chang, president and chief executive officer, said, "Results for the first nine months of 1996 reflect the strong performance of the 14 golf centers that were in operation for the full period, as well as 18 golf facilities and a golf school, which were acquired during the period.

        "Family Golf currently operates 33 golf facilities in 13 states, and continues to pursue an ambitious acquisition program made possible in part by a public offering of common stock completed in July of this year, which yielded approximately $75 million in net proceeds to the company," Chang concluded.

FAMILY GOLF CENTERS, INC.
FINANCIAL HIGHLIGHTS (UNAUDITED)

                                       FOR THE THREE MONTHS ENDED     FOR THE NINE MONTHS ENDED
                                         9/30/96        9/30/95         9/30/96       9/30/95
                                         -------        -------         -------       -------

Revenues                               $10,654,000     $4,434,000     $20,868,000    $9,871,000

Income from operations                   4,153,000      1,504,000       6,567,000     2,883,000

Income taxes                             1,752,000        414,000       2,676,000       844,000

Net income                             $ 3,115,000     $  706,000     $ 4,758,000    $1,437,000

Net income per share                          $.27           $.14            $.48          $.28

Weighted average shares outstanding     11,727,000      5,159,000       9,830,000     5,060,000

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          1996


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